Exhibit No. 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-126967and 333-148040 on Form S-3 of our report dated February 28, 2008 (November 6, 2008 as to the effects of the retrospective implementation of the Financial Accounting Standards Board Staff Position FIN 39-1 described in Note 2), relating to the financial statements and financial statement schedule of Florida Power Corporation d/b/a Progress Energy Florida, Inc. (PEF) (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the retrospective adoption of a new accounting principle in 2008 and the adoption of new accounting principles in 2007 and 2006), included in the Current Report on Form 8-K of PEF dated November 6, 2008.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
November 6, 2008